April 21, 2009

VIA EDGAR
Mr. Jeffrey Riedler
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NanoViricides, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 8, 2009
File No. 000-52318

Dear Mr. Riedler:

Please be advised that the undersigned is the duly elected Chief Executive Officer of NanoViricides, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated April 16, 2009 (the “Comment Letter”), and to illustrate the amendments made to the filing of the Preliminary Information Statement on Schedule 14C, filed concurrently herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Preliminary Information Statement on Schedule 14C

General

1.
Please revise your disclosure to include a discussion of your plans to issue blank check preferred stock. If you have no such plans for the foreseeable future, please revise to include a statement saying this. Please also include a discussion of the potential ramifications of authorizing blank check preferred stock on the rights and economic interests of holders of your common stock.

The Preliminary Information Statement was revised to provide the following:

The Charter Amendment authorizes the issuance of ‘blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board is empowered, without stockholder approval, to issue preferred stock with whatever rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as it may deem necessary.  If any preferred stock is issued, it may adversely affect the holders of the common stock.  For example, in a liquidation, the holders of the preferred stock may be entitled to receive a certain amount per share of Preferred Stock before the holders of the common stock receive any distribution.  In addition, the holders of Preferred Stock may be entitled to a certain number of votes per share of preferred stock and such votes may dilute the voting rights of the holders of common stock when the Company seeks to take corporate action.  Furthermore, preferred stock may be issued with certain preferences over the holders of common stock with respect to dividends or the power to approve the declaration of a dividend.  These are only examples of how shares of Preferred Stock, if issued, may dilute the interests of the holders of common stock.  The Company has no present intention to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

In addition, the issuance of preferred stock may discourage, delay or prevent a takeover of the Company.  When, in the judgment of the Board of Directors, this action will be in the best interest of the stockholders and the Company, such shares may be used to create voting or other impediments or to discourage persons seeking to gain control of the Company.  Such shares also could be privately sold to purchasers favorable to the Board of Directors in opposing such action.  In addition, the Board of Directors may authorize holders of a series of common or preferred stock to vote either separately as a class or with the holders of the Company's common stock, on any merger, sale or exchange of assets by the Company or any other extraordinary corporate transaction.  The existence of the additional authorized shares may have the effect of discouraging unsolicited takeover attempts.  The issuance of new shares also may be used to dilute the stock ownership of a person or entity seeking to obtain control of the Company should the Board of Directors consider the action of such entity or person not to be in the best interest of the stockholders of the Company.  The issuance of new shares also may be used to entrench current management or deter an attempt to replace the Board of Directors by diluting the number or rights of shares held by individuals seeking to control the Company by obtaining a certain number of seats on the Board of Directors.

The Issuer acknowledges the following statements:

1.	The Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Eugene Seymour
Eugene Seymour